FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



 NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY
                            AND/OR CONNECTED PERSONS



This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)


1      Name of the issuer

       HSBC Holdings plc


2 Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

       D D J John, a person discharging managerial responsibilities


3 Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares

       US$0.50 ordinary shares


4      State the nature of the transaction

       Release of 2005 Performance Share award (EPS element) of 27,875 shares under the HSBC Share Plan. The trustees of the Plan sold 11,428 shares to meet the tax liability and have transferred 16,447 shares into the name of D D J John.


5 Number of shares, derivatives or any other financial instruments relating to shares acquired

       Acquisition of 16,447 shares from the release of 2005 Performance Share award (EPS element) under the HSBC Share Plan.


6 Number of shares, derivatives or any other financial instruments relating to shares disposed

       11,428


7      Price per share of shares sold

       GBP8.558621


8      Date and place of transaction

       1 April 2008, London


9      Date issuer informed of transaction

       2 April 2008


10 Name of duly authorised officer/official of issuer responsible for making notification

       Paul Stafford, Deputy Group Company Secretary, 020 7992 1509


11     Date of notification

       2 April 2008



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the\ registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 April, 2008